Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: April 19, 2022

On April 18, 2022, Sportico published the following article regarding SeatGeek, Inc. The article incorrectly states that SeatGeek, Inc.’s net income was negative $51.8 million for 2021. As stated in RedBall Acquisition Corp.’s filings with the Securities and Exchange Commission, net income for SeatGeek, Inc. was negative $80.0 million for 2021.

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SeatGeek Reports Record Revenue, Says RedBall SPAC Merger on Track

Sportico

By Kurt Badenhausen

18 April 2022

SeatGeek reported record fourth-quarter revenue Monday morning of $82.5 million, 17 times the level from the comparable COVID-19-impacted 2020 quarter when most live events were suspended. Revenue for the ticketing platform was 45% ahead of the third quarter total, while full-year revenue hit a record $186 million.

“The financial result is a manifestation of a broader strategy, which is ultimately to use technology to transform the ticketing experience for fans, and to allow teams and venues and promoters to operate their businesses better and reach more fans,” Jack Groetzinger, SeatGeek CEO and co-founder, said in a phone interview.

Groetzinger also said the company was on track to close its merger with RedBall Acquisition Corp., the special purpose acquisition company formed by RedBird Capital Partners founder Gerry Cardinale and baseball executive Billy Beane, by the end of the second quarter. The SPAC raised $575 million in an IPO in 2020 and announced a deal for SeatGeek in October that valued the platform at $1.35 billion. RedBall was the first sports-focused blank check company in more than a decade.

The SPAC market remains extremely choppy, as more than 50 SPACs have already canceled plans to hold IPOs this year, including 11 sports-related SPACs. Last month, RedBall extended the closing deadline for the SeatGeek merger from April 13 to June 27, according to an SEC filing.

SeatGeek is a ticket retailer that offers primary ticket sales and resales. It was founded in 2009 and has direct relationships with teams like the Dallas Cowboys, Brooklyn Nets, Arizona Cardinals, Cleveland Cavaliers and New Orleans Saints, and also controls the event ticketing for the non-team events in most of these clubs’ venues. The company has a large presence outside the U.S. through deals with 11 of the 20 Premier League clubs, including Liverpool and Manchester City.

Many of SeatGeek’s venture capital backers are tied to the sports world. They include Causeway Media Partners, co-founded by Boston Celtics owner Wyc Grousbeck; Melo7 Tech Partners, co-founded by Carmelo Anthony; and Elysian Park Ventures, founded by the owners of the Los Angeles Dodgers. Individual investors include former NFL quarterbacks Peyton and Eli Manning.

The RedBall-SeatGeek transaction includes $100 million in private investment in public equity (PIPE) financing, which is being provided by Utah Jazz owner Ryan Smith, Kevin Durant’s Thirty Five Ventures, existing investor Accel and others.

SeatGeek posted 70% annualized revenue growth between 2016 and 2019, but it was hammered during 2020 when COVID-19 halted live events, and revenue plummeted 77% from $142 million. The company expects sales to hit $1.2 billion in 2025 and reach profitability on an adjusted EBITDA basis, which excludes equity-based compensation costs, in the second half of 2023. Net income was negative $51.8 million for 2021.

Technology is being integrated into the ticketing process more than ever, as the paper ticket becomes obsolete, and there has been a convergence of the primary and secondary markets, while teams zero in on the data insights available from these tickets. SeatGeek is poised to take advantage of the massive global primary and secondary ticketing market, which is expected to reach $126 billion in 2022.

Groetzinger sees the merger with RedBall as an opportunity to “double down” on its vertically integrated technology strategy, and added, “It is a major milestone for SeatGeek, but it is really just the beginning of what will be a new part of growth as a company.”

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Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see RedBall’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements included in this communication constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between RedBall and SeatGeek, including the anticipated timing for closing, SeatGeek’s ability to execute and expand on vertically integrated technology strategy, demand for live events, SeatGeek’s future profitability and the size of the global ticketing market, including SeatGeek’s ability to take advantage of the primary and secondary ticketing market.. Although RedBall and SeatGeek believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RedBall nor SeatGeek can assure you that any of them will achieve or realize these plans, intentions or expectations. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed above, and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.